                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                       DAIRY MART CONVENIENCE STORES, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                 CLASS A COMMON STOCK, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    233860204
     -----------------------------------------------------------------------
                                 (CUSIP number)

                                 Thomas W. Janes
                           Triumph Capital Group, Inc.
                           60 State Street, 21st Floor
                                Boston, MA 02109
                                 (617) 557-6000
--------------------------------------------------------------------------------
   (Name, address and telephone number of person authorized to receive notices and communications)

                                December 1, 1995
     -----------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement . /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 16 Pages

                                  SCHEDULE 13D


CUSIP NO. 233860204                                   PAGE 2 OF 16 PAGES

________________________________________________________________________________
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TRIUMPH-CONNECTICUT LIMITED PARTNERSHIP

________________________________________________________________________________
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) /X/
                                                             (B) / /
________________________________________________________________________________
 3    SEC USE ONLY

________________________________________________________________________________
 4    SOURCE OF FUNDS*

      WC

________________________________________________________________________________
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                        / /
________________________________________________________________________________
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      CONNECTICUT
________________________________________________________________________________
        NUMBER OF             7      SOLE VOTING POWER

         SHARES                      0
                          ______________________________________________________
      BENEFICIALLY            8      SHARED VOTING POWER

        OWNED BY                     765,000
                          ______________________________________________________
          EACH                9      SOLE DISPOSITIVE POWER

       REPORTING                     0
                          ______________________________________________________
         PERSON               10     SHARED DISPOSITIVE POWER

          WITH                       765,000

________________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      765,000

________________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /

________________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.5%

________________________________________________________________________________
14    TYPE OF REPORTING PERSON *

      PN

________________________________________________________________________________


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 16 Pages

                                  SCHEDULE 13D


CUSIP NO. 233860204                                   PAGE 3 OF 16 PAGES

________________________________________________________________________________
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TRIUMPH-CONNECTICUT CAPITAL ADVISORS, LIMITED PARTNERSHIP

________________________________________________________________________________
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) /X/
                                                             (B) / /
________________________________________________________________________________
 3    SEC USE ONLY

________________________________________________________________________________
 4    SOURCE OF FUNDS*

      AF

________________________________________________________________________________
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                        / /
________________________________________________________________________________
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
________________________________________________________________________________
        NUMBER OF             7      SOLE VOTING POWER

         SHARES                      0
                          ______________________________________________________
      BENEFICIALLY            8      SHARED VOTING POWER

        OWNED BY                     765,000
                          ______________________________________________________
          EACH                9      SOLE DISPOSITIVE POWER

       REPORTING                     0
                          ______________________________________________________
         PERSON               10     SHARED DISPOSITIVE POWER

          WITH                       765,000

________________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      765,000

________________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /

________________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.5%

________________________________________________________________________________
14    TYPE OF REPORTING PERSON *

      PN

________________________________________________________________________________


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 16 Pages

                                  SCHEDULE 13D


CUSIP NO. 233860204                                   PAGE 4 OF 16 PAGES

________________________________________________________________________________
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TRIUMPH CAPITAL GROUP, INC.

________________________________________________________________________________
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) /X/
                                                             (B) / /
________________________________________________________________________________
 3    SEC USE ONLY

________________________________________________________________________________
 4    SOURCE OF FUNDS*

      AF

________________________________________________________________________________
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)

                                                                / /
________________________________________________________________________________
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
________________________________________________________________________________
        NUMBER OF             7      SOLE VOTING POWER

         SHARES                      0
                              __________________________________________________
      BENEFICIALLY            8      SHARED VOTING POWER

        OWNED BY                     765,000
                              __________________________________________________
          EACH                9      SOLE DISPOSITIVE POWER

       REPORTING                     0
                              __________________________________________________
         PERSON               10     SHARED DISPOSITIVE POWER

          WITH                       765,000

________________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      765,000

________________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /

________________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.5%

________________________________________________________________________________
14    TYPE OF REPORTING PERSON *

      CO

________________________________________________________________________________


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 16 Pages

                                  SCHEDULE 13D


CUSIP NO. 233860204                                   PAGE 5 OF 16 PAGES

________________________________________________________________________________
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FREDERICK W. MCCARTHY

________________________________________________________________________________
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) /X/
                                                             (B) / /
________________________________________________________________________________
 3    SEC USE ONLY

________________________________________________________________________________
 4    SOURCE OF FUNDS*

      AF

________________________________________________________________________________
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)

                                                                / /
________________________________________________________________________________
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
________________________________________________________________________________
        NUMBER OF             7      SOLE VOTING POWER

         SHARES                      0
                              __________________________________________________
      BENEFICIALLY            8      SHARED VOTING POWER

        OWNED BY                     765,000
                              __________________________________________________
          EACH                9      SOLE DISPOSITIVE POWER

       REPORTING                     0
                              __________________________________________________
         PERSON               10     SHARED DISPOSITIVE POWER

          WITH                       765,000

________________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      765,000

________________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /

________________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.5%

________________________________________________________________________________
14    TYPE OF REPORTING PERSON *

      IN

________________________________________________________________________________


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 16 Pages

                                  SCHEDULE 13D


CUSIP NO. 233860204                                   PAGE 6 OF 16 PAGES

________________________________________________________________________________
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FREDERICK S. MOSELEY, IV

________________________________________________________________________________
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) /X/
                                                             (B) / /
________________________________________________________________________________
 3    SEC USE ONLY

________________________________________________________________________________
 4    SOURCE OF FUNDS*

      AF

________________________________________________________________________________
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)

                                                                / /
________________________________________________________________________________
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
________________________________________________________________________________
        NUMBER OF             7      SOLE VOTING POWER

         SHARES                      0
                              __________________________________________________
      BENEFICIALLY            8      SHARED VOTING POWER

        OWNED BY                     765,000
                              __________________________________________________
          EACH                9      SOLE DISPOSITIVE POWER

       REPORTING                     0
                              __________________________________________________
         PERSON               10     SHARED DISPOSITIVE POWER

          WITH                       765,000

________________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      765,000

________________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /

________________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.5%

________________________________________________________________________________
14    TYPE OF REPORTING PERSON *

      IN

________________________________________________________________________________


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 16 Pages

                                  SCHEDULE 13D


CUSIP NO. 233860204                                   PAGE 7 OF 16 PAGES

________________________________________________________________________________
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      E. MARK NOONAN

________________________________________________________________________________
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) /X/
                                                             (B) / /
________________________________________________________________________________
 3    SEC USE ONLY

________________________________________________________________________________
 4    SOURCE OF FUNDS*

      AF

________________________________________________________________________________
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)

                                                                / /
________________________________________________________________________________
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
________________________________________________________________________________
        NUMBER OF             7      SOLE VOTING POWER

         SHARES                      0
                              __________________________________________________
      BENEFICIALLY            8      SHARED VOTING POWER

        OWNED BY                     765,000
                              __________________________________________________
          EACH                9      SOLE DISPOSITIVE POWER

       REPORTING                     0
                              __________________________________________________
         PERSON               10     SHARED DISPOSITIVE POWER

          WITH                       765,000

________________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      765,000

________________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /

________________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.5%

________________________________________________________________________________
14    TYPE OF REPORTING PERSON *

      IN

________________________________________________________________________________


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 16 Pages

                                  SCHEDULE 13D


CUSIP NO. 233860204                                   PAGE 8 OF 16 PAGES

________________________________________________________________________________
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THOMAS W. JANES

________________________________________________________________________________
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) /X/
                                                             (B) / /
________________________________________________________________________________
 3    SEC USE ONLY

________________________________________________________________________________
 4    SOURCE OF FUNDS*

      AF

________________________________________________________________________________
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)

                                                                / /
________________________________________________________________________________
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
________________________________________________________________________________
        NUMBER OF             7      SOLE VOTING POWER

         SHARES                      0
                              __________________________________________________
      BENEFICIALLY            8      SHARED VOTING POWER

        OWNED BY                     765,000
                              __________________________________________________
          EACH                9      SOLE DISPOSITIVE POWER

       REPORTING                     0
                              __________________________________________________
         PERSON               10     SHARED DISPOSITIVE POWER

          WITH                       765,000

________________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      765,000

________________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /

________________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.5%

________________________________________________________________________________
14    TYPE OF REPORTING PERSON *

      IN

________________________________________________________________________________


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 16 Pages

                                  SCHEDULE 13D


CUSIP NO. 233860204                                   PAGE 9 OF 16 PAGES

________________________________________________________________________________
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOHN M. CHAPMAN

________________________________________________________________________________
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) /X/
                                                             (B) / /
________________________________________________________________________________
 3    SEC USE ONLY

________________________________________________________________________________
 4    SOURCE OF FUNDS*

      AF

________________________________________________________________________________
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                        / /
________________________________________________________________________________
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
________________________________________________________________________________
        NUMBER OF             7      SOLE VOTING POWER

         SHARES                      0
                         _______________________________________________________
      BENEFICIALLY            8      SHARED VOTING POWER

        OWNED BY                     765,000
                         _______________________________________________________
          EACH                9      SOLE DISPOSITIVE POWER

       REPORTING                     0
                         _______________________________________________________
         PERSON               10     SHARED DISPOSITIVE POWER

          WITH                       765,000

________________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      765,000

________________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /

________________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.5%

________________________________________________________________________________
14    TYPE OF REPORTING PERSON *

      IN

________________________________________________________________________________


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 16 Pages

                                  SCHEDULE 13D


CUSIP NO. 233860204                                   PAGE 10 OF 16 PAGES

________________________________________________________________________________
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RICHARD J. WILLIAMS

________________________________________________________________________________
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) /X/
                                                             (B) / /
________________________________________________________________________________
 3    SEC USE ONLY

________________________________________________________________________________
 4    SOURCE OF FUNDS*

      AF

________________________________________________________________________________
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                        / /
________________________________________________________________________________
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
________________________________________________________________________________
        NUMBER OF             7      SOLE VOTING POWER

         SHARES                      0
                          ______________________________________________________
      BENEFICIALLY            8      SHARED VOTING POWER

        OWNED BY                     765,000
                          ______________________________________________________
          EACH                9      SOLE DISPOSITIVE POWER

       REPORTING                     0
                          ______________________________________________________
         PERSON               10     SHARED DISPOSITIVE POWER

          WITH                       765,000

________________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      765,000

________________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /

________________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.5%

________________________________________________________________________________
14    TYPE OF REPORTING PERSON *

      IN

________________________________________________________________________________


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 16 Pages

ITEM 1.  SECURITY AND ISSUER.

       The securities to which this statement relates are shares of Class A Common Stock, $0.01 par value per share (the "Class A Common Stock"), of Dairy Mart Convenience Store, Inc., a Delaware corporation ("Dairy Mart"). The principal executive offices of Dairy Mart are located at One Vision Drive, Enfield, Connecticut 06082.

       The reporting persons are filing this Schedule 13D because of their acquisition of the Warrant (as defined in Item 6).

ITEM 2.  IDENTITY AND BACKGROUND.

       The following table provides certain information about each of the reporting persons.

                                    Citizenship or State
                                    of Incorporation/           Principal Occupation
Name and Address                        Organization                or Employment
----------------                    --------------------        --------------------
Triumph-Connecticut                 CT                          Investment Partnership
    Limited Partnership
    ("Holder")
CityPlace I, 35th Floor
Hartford, CT  06103-3499

Triumph-Connecticut                 DE                          General Partner of Holder;
    Capital Advisors,                                           Investment Management
    Limited Partnership
    ("Triumph")
CityPlace I, 35th Floor
Hartford, CT  06103-3499

Triumph-Capital Group, Inc.         DE                          General Partner of Triumph;
    ("Capital")                                                 Investments
60 State Street
21st Floor
Boston, MA  02109

Frederick W. McCarthy               USA                         Managing General Partner of
c/o Triumph Capital Group, Inc.                                 Triumph; Director and
60 State Street, 21st Floor                                     President of Capital; Investment
Boston, MA 02109                                                Management/Investment
                                                                Banking

Frederick S. Moseley, IV            USA                         General Partner of Triumph;
c/o Triumph Capital Group, Inc.                                 Director of Capital;
60 State Street, 21st Floor                                     Investment Management/
Boston, MA 02109                                                Investment Banking

E. Mark Noonan                      USA                         General Partner of Triumph;
c/o Triumph Capital Group, Inc.                                 Director of Capital;
60 State Street, 21st Floor                                     Investment Management/
Boston, MA 02109                                                Investment Banking

Thomas W. Janes                     USA                         General Partner of Triumph;
c/o Triumph Capital Group, Inc.                                 Director of Capital;
60 State Street, 21st Floor                                     Investment Management/
Boston, MA 02109                                                Investment Banking

John M. Chapman                     USA                         General Partner of Triumph;
c/o Triumph Capital Group, Inc.                                 Director of Capital;
60 State Street, 21st Floor                                     Investment Management/
Boston, MA 02109                                                Investment Banking

                                                             Page 12 of 16 Pages

Richard J. Williams                 USA                         General Partner of Triumph;
c/o Triumph Capital Group, Inc.                                 Secretary and Director of
60 State Street, 21st Floor                                     Capital; Investment
Boston, MA 02109                                                Management/Investment
                                                                Banking

       During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       None of the reporting persons has been during the last five years a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The funds for purchase of the Warrant (as defined in Item 6) were provided out of the working capital of Holder. All other parties filing pursuant hereto are deemed to be directly or indirectly in control of Holder. The Warrant was acquired as part of a transaction in which Holder paid the Company $8,500,000 from Holder's working capital for $8,500,000 principal amount of 10-1/4% Senior Subordinated Notes due 2004, Series B (the "Notes"). If the Warrant is exercised by Holder, it is expected that the funds which will be used to pay the exercise price will be provided from Holder's working capital or by Holder surrendering Notes.

ITEM 4.  PURPOSE OF TRANSACTION.

       The Warrant was acquired for investment purposes. The reporting persons intend to review on a continuing basis their investment in the Company and the Company's business, prospects and financial condition. Based on such continuing review, alternative investment opportunities available to the reporting persons and all other factors deemed relevant (including without limitation the market for and price of the Class A Common Stock, offers for shares of the Class A Common Stock, general economic conditions and other future developments), the reporting persons may decide to exercise all or some of the Warrant, sell or seek the sale of all or part of the Warrant or the Class A Common Stock or increase their holdings of the Class A Common Stock.

       Pursuant to a Registration Rights Agreement between Holder and the Company, the Company granted Holder and its permitted assigns (the "Holders") registration rights which require the Company to cause certain securities of the Company held by the Holders to be registered under the Securities Act of 1933, as amended (the "Securities Act"), so as to permit the sale or other disposition by such Holder of said securities.

                                                             Page 13 of 16 Pages

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) - (b)

                              Number of
                               Shares         Shared         Shared          Sole         Sole
                            Beneficially      Voting       Investment       Voting     Investment
Name                            Owned          Power          Power          Power        Power      Percent
----                        -------------     -------      -----------      -------    -----------   -------
Holder                        765,000        765,000         765,000          0            0         21.5%
Triumph                       765,000        765,000         765,000          0            0         21.5%
Capital                       765,000        765,000         765,000          0            0         21.5%
Frederick W. McCarthy         765,000        765,000         765,000          0            0         21.5%
Frederick S. Moseley, IV      765,000        765,000         765,000          0            0         21.5%
E. Mark Noonan                765,000        765,000         765,000          0            0         21.5%
Thomas W. Janes               765,000        765,000         765,000          0            0         21.5%
John M. Chapman               765,000        765,000         765,000          0            0         21.5%
Richard J. Williams           765,000        765,000         765,000          0            0         21.5%

       (c) Other than the transactions described herein, no transactions by any of the reporting persons required to be reported by this Item have taken place in the last 60 days.

       (d) The Treasurer of the State of Connecticut, as trustee of the State of Connecticut Retirement Plans and Trust Funds, as limited partner of Holder, has the right to receive dividends from or proceeds from the sale of all or some of the Warrant or all or some of the Class A Common Stock of the Company after exercise of the Warrant. See Item 6.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Pursuant to a Note and Warrant Purchase Agreement between Holder and the Company, Holder acquired (a) the Notes and (b) a Warrant to purchase 765,000 shares of the Class A Common Stock at an initial exercise price of $6.95 per share (the "Warrant"). The exercise price and number of shares of the Class A Common Stock issuable upon exercise of the Warrant are subject to adjustment upon certain events such as stock splits, mergers, reclassifications and similar corporate events.

       The Registration Rights Agreement is described in Item 4, which description is incorporated by reference herein.

       Triumph is a General Partner of Holder, which owns the Warrants, and holds a 3.0% interest in Holder.

       The Treasurer of the State of Connecticut, as trustee of the State of Connecticut Retirement Plans and Trust Funds, is the Limited partner of Holder, and holds a 97.0% interest in Holder.

       Capital is a general partner of Triumph.

       Frederick W. McCarthy is the Managing General Partner of Triumph and the Chairman of the Board of Directors and President of Capital. Mr. McCarthy is a person controlling Capital.

       Frederick S. Moseley, IV, is a General Partner of Triumph and a Director of Capital.

       E. Mark Noonan is General Partner of Triumph and a Director of Capital.

       Thomas W. Janes is General Partner of Triumph and a Director of Capital.

       John M. Chapman is General Partner of Triumph and a Director of Capital.

       Richard J. Williams is General Partner of Triumph and the Secretary and a Director of Capital.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       A. Agreement for Joint Filing on Behalf of Each Reporting Person. Pages 15-16

                                                             Page 14 of 16 Pages

Signature

       After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  December 8, 1995

                                  Triumph-Connecticut Limited Partnership
                                  by Triumph-Connecticut Capital Advisers, L.P.
                                     Its General Partner


                                  By: /s/ Frederick W. McCarthy
                                     --------------------------------------
                                     Frederick W. McCarthy
                                     Its General Partner

                                  Triumph-Connecticut Capital Advisors, L.P.
                                  by Triumph Capital Group, Inc.
                                     Its General Partner


                                  By: /s/ Frederick W. McCarthy
                                     --------------------------------------
                                     Frederick W. McCarthy
                                     Its President


                                  Triumph Capital Group, Inc.


                                  By: /s/ Frederick W. McCarthy
                                     --------------------------------------
                                     Frederick W. McCarthy
                                     Its President

                                  /s/ Frederick W. McCarthy
                                  -----------------------------------------
                                  Frederick W. McCarthy

                                  /s/ Frederick S. Moseley, IV
                                  -----------------------------------------
                                  Frederick S. Moseley, IV

                                  /s/ E. Mark Noonan
                                  -----------------------------------------
                                  E. Mark Noonan

                                  /s/ Thomas W. Janes
                                  -----------------------------------------
                                  Thomas W. Janes

                                  /s/ John M. Chapman
                                  -----------------------------------------
                                  John M. Chapman

                                  /s/ Richard J. Williams
                                  -----------------------------------------
                                  Richard J. Williams